PO Box 55, Ipsley House,
Ipsley Church Lane, Redditch
Worcestershire B98 0TL
England
T +44 (0)1527 517715
F +44 (0)1527 517700

1 August 2007

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

Dear Sirs,

GKN plc

- **Voting Rights and Capital**

For your information I enclose a copy of the above announcement, released to the London Stock Exchange today.

Yours faithfully,

S. De Ritter

Sandie De Ritter

Enc

GKN plc is registered in England No4191106
Registered office: PO Box 55, Ipsley House, Ipsley Church Lane,
Redditch, Worcestershire B98 0TL, England

Regulatory Announcement

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Free annual report

Company	GKN PLC
TIDM	GKN
Headline	Total Voting Rights
Released	08:55 01-Aug-07
Number	PRNUK-0108

GKN plc

Voting Rights and Capital

In conformity with Rule 5.6.1 of the Financial Services Authority's Disclosure and Transparency Rules, GKN plc is required to notify the market of the following:

As at 31 July 2007, GKN plc's issued share capital consisted of 743,226,820 ordinary shares of 50p each. Each ordinary share carries one vote. GKN plc holds 38,659,142 ordinary shares in Treasury. Therefore, the total number of voting rights in GKN plc is 704,567,678.

The above figure (704,567,678) may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they can determine if they are required to notify their interest in, or a change to their interest in, GKN plc under the Financial Services Authority's Disclosure and Transparency Rules.

Grey Denham

Company Secretary

1 August 2007

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